United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signatures

Press Release
Vale announces investment budget for 2012
Rio de Janeiro, November 28, 2011 — Vale S.A. (Vale) announces that its Board of Directors has approved the investment budget1 for 2012, involving capital expenditures of US$12.9 billion for project execution, US$2.4 billion for research and development (R&D) and US$6.1 billion dedicated for sustaining existing operations.
Based on a long-term view of global minerals and metals markets, the capex budget is aligned with our vision of becoming the best global natural resources company in long-term value creation, with excellence and passion for people and the planet.
Investment allocation for 2012

By category	%
Organic growth	71.5%
Projects	60.5%
R&D	11.0%
Sustaining of existing operations	28.5%

Total	100.0%

By business area	%
Bulk materials	55.6%
Ferrous minerals	46.7%
Coal	8.9%
Base metals	21.6%
Fertilizers	9.6%
Logistics for general cargo	2.4%
Power generation	3.6%
Steel	2.9%
Others	4.3%

Total	100.0%

By geography	%
Brazil	63.7%
South America (ex- Brazil)	6.0%
Canada	11.7%
Africa	9.1%
Asia	5.7%
Australasia	3.3%
Others	0.5%

Total	100.0%

[1]
The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main subsidiaries consolidated according to US GAAP are: Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT Vale Indonesia Tbk (formerly International Nickel Indonesia Tbk), Vale Australia Pty Ltd., Vale Canada Limited (formerly Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.

Project execution
Vale has currently twenty main projects approved by the Board of Directors and under construction to implement organic growth. The main projects are detailed in this report and comprise 75% of the US$12.949 billion budgeted for project development in 2012.
R&D
Vale’s R&D investments are the backbone of future growth options. The budget for 2012 is comprised of US$918 million to finance the global mineral exploration program, US$848 million for conceptual, pre-feasibility and feasibility studies, and US$591 million to be invested in new processes, technological innovation and adaptation.
The mineral exploration program involves initiatives in the Americas, Africa, Asia and Australasia. Expenditures will be dedicated to further develop our reserves of iron ore (US$282 million) and nickel (US$202 million), and to explore opportunities in copper (US$156 million), coal (US$75 million), and potash and phosphate rock (US$50 million).
Sustaining capital
The sustaining capex budgeted for 2012, at US$6.106 billion, will be dedicated to not only maintain our production levels but also to invest in initiatives dedicated to improve operational efficiency, excellence in health and safety, and environmental protection.
We are expanding tailing dams and residual stockpiles to maintain the production rates, alongside with initiatives to improve maintenance management, and consequently reaching higher utilization rates in order to have lower maintenance costs and higher operational efficiency. Vale is also investing to improve managerial efficiency by integrating information throughout the company.
We are developing the clean AER (atmospheric emission reduction) project, which will significantly reduce air pollution in Canada, improving the positive legacy for the community in the Sudbury region. The multi-year project includes slag re-greening, reforestation and preservation.
In line with our focus on the search of excellence in health and safety, Vale is investing to improve standards in our operations.
The normalized sustaining capex budget, net of the initiatives to increase efficiency and sustainability described before, represents 4.4% of our asset base in September 2011, and is in line with the 4.7% for the period between 2007 and 2010. After adding the initiatives described before, the approved sustaining investments amount to 6.5% of our asset base.
Focus on sustainability
Sustainability contributes to a better world and the same time enhances competitiveness in the long-term. Sustainable development is achieved when our businesses provide value to shareholders while creating a positive social, economic and environmental legacy in the geographies where we operate.
Investments in corporate social responsibility in 2012 will reach US$1.648 billion, of which US$1.354 billion will be invested in environmental protection and conservation, and US$293 million in social projects.
Vale has been committed to develop a cleaner energy matrix by investing on renewable energy sources such as wind power and biofuels. The Biodiesel project involves the plantation of 80,000 hectares of palm trees to produce 360,000 tpy of biodiesel, contributing to minimize emissions of greenhouse gases and also promotes the development of local communities in the Brazilian state of Pará. Vale’s wind power park, in the state of Rio Grande do Norte, Brazil, will have a total estimated capacity of 65.7 MW.

Main approved projects under construction
The pipeline of main projects approved by the Board of Directors, under construction, is detailed in this section. Estimated start-up dates can be revised due to changes caused by several factors, including delays in environmental permits.

		Expected capex
	Estimated	US$ million
Project	start-up	2012	Total	Status[1]

IRON ORE MINING AND LOGISTICS

Carajás Additional 40 Mtpy Construction of an iron ore dry processing plant, located in Carajás, Pará, Brazil. Estimated nominal capacity of 40 Mtpy.	2H13	622	2,968	Installation license (LI) was issued. We are executing earthworks services and civil engineering works. 43% of physical progress. Total executed capex of US$1.3 billion.
CLN 150 Mtpy Increase Northern system railway and port capacity, including the construction of a fourth pier at the Ponta da Madeira maritime terminal. Located in Maranhão, Brazil. Increase estimated EFC’s logistics nominal capacity to approximately 150 Mtpy.	1H14	890	3,477	Earthworks and offshore civil engineering works at Ponta da Madeira maritime terminal started. Critical equipments for the car dumpers were received

Railway Installation licenses (LI) issuance expected for 2H12.

				55% of physical progress. Total executed capex of US$1.8 billion.
Carajás Serra Sul S11D Development of a mine and processing plant, located in the Southern range of Carajás, Pará, Brazil. Estimated nominal capacity of 90 Mtpy.	2H16	794	8,039	Investing capital for earthworks services and building the access road, before the issuance of environmental permits.

Preliminary environmental license (LP) issuance expected for 1H12. Installation license (LI) issuance expected for 1H13.

				22% of physical progress. Total realized capex of US$804 million.
Serra Leste Construction of new processing plant, located in Carajás, Pará, Brazil Estimated nominal capacity of 6 Mtpy.	1H13	239	478	Construction of the access road on progress. Earthworks and civil engineering works for the plant started. Excavation on progress

Issuance of installation licenses (LI) expected for following months.

				21% of physical progress. Total executed capex of US$79 million.
Conceição Itabiritos Construction of concentration plant, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 12 Mtpy.	2H13	184	1,174	Project evolving on time and on budget. The issuance of pending installation licenses (LI) is expected for 1H12. 79% of physical progress. Total executed capex of US$428 million.
Vargem Grande Itabiritos Construction of new iron ore treatment plant, located in the Southern system, Minas Gerais, Brazil. Estimated nominal capacity of 10 Mtpy.	1H14	429	1,645	Issuance of installation license (LI) expected for 1H13. 38% of physical progress. Total executed capex of US$262 million.
Conceição Itabiritos II Adaptation of the plant to process low-grade itabirites, located in the Southeastern system, Minas Gerais, Brazil. Estimated nominal capacity of 19 Mtpy (without additional net capacity).	2H14	297	1,189	Project at initial stages, with excavations for the installation of primary crushers going on. Installation licenses (LI) issued. 14% of physical progress. Total executed capex of US$65 million.

		Expected capex
	Estimated	US$ million
Project	start-up	2012	Total		Status[1]
Simandou I - Zogota Development of the Zogota mine and processing plant in Simandou South, Guinea. Estimated nominal capacity of 15 Mtpy.	1H12	380	1,260		Project in early stage of development. First production expected for 2012.
Teluk Rubiah Construction of a maritime terminal with enough depth for the 400,000 dwt vessels and a stockyard. Located in Teluk Rubiah, Malaysia. Stockyard capable of handling up to 30 Mtpy of iron ore products.	1H14	367	1,371	Preliminary environmental license, construction and installation license issued.

Issuance of operation license expected for 1H14. On schedule. Contracts with civil engineering service providers signed.

					9% of physical progress. Total executed capex is US$120 million.

PELLET PLANTS

Tubarão VIII Eighth pellet plant at our existing complex at the Tubarão Port, Espírito Santo, Brazil. Estimated nominal capacity of 7.5 Mtpy.	2H12	239	968		Currently assembling of the stacker reclaimer of the pellets stockyard. Issuance of operation license (LO) expected for 2H12. 74% of physical progress. Total executed capex of US$547 million.
Samarco IV Construction of Samarco’s fourth pellet plant, and expansion of mine, pipeline and maritime terminal infrastructure. Vale has a 50% stake in Samarco. Estimated nominal capacity of 8.3 Mtpy, increasing Samarco’s capacity to 30.5 Mtpy.	1H14	—	1,693	[2]	Project at initial stages. 11% of physical progress of the pellet plant. The 2012 budget will be internally sourced by Samarco.

COAL MINING AND LOGISTICS

Moatize II New pit and duplication of the Moatize CHPP, as well as all related infrastructure, located in Tete, Mozambique. Nominal capacity of 11 Mtpy (70% coking coal and 30% thermal).	2H14	499	2,068		Geological research studies on progress 2% of physical progress. Total executed capex of US$15 million.
Nacala corridor Railway and port infrastructure connecting Moatize site to the Nacala-à-Velha maritime terminal, located in Nacala, Mozambique. Estimated nominal capacity of 18 Mtpy.	2H14	691	4,444	Environmental licenses issued for the railway and maritime terminal.

Development of the detailed aspects of the engineering project on progress.

					Project in early stage of development. Total executed capex of US$8 million.

COPPER MINING

Salobo Development of mine, plant, and related infrastructure, located in Marabá, Pará, Brazil. Estimated nominal capacity of 100,000 tpy of copper in concentrate.	1H12	296	2,337	Concluding mechanical assembly of the primary crushing and of the water collection, supply and storage system.

Plant operation license (LO) expected for 1H12.

					96% of physical progress. Total executed capex of US$1.9 billion.

		Expected capex
	Estimated	US$ million
Project	start-up	2012	Total	Status[1]
Salobo II Salobo expansion, raising of the tailing dam height and increase in mine capacity, located in Marabá, Pará, Brazil Additional estimated nominal capacity of 100,000 tpy of copper in concentrate.	2H13	581	1,427	Civil works at the flotation circuit on progress. The construction of the ball mill was initiated.

Plant operation license (LO) issuance expected for 1H13.

				46% of physical progress. Total executed capex of US$268 million.

NICKEL MINING AND REFINING

Long Harbour Hydrometallurgical facility. Located in Long Harbour, Newfoundland and Labrador, Canada. Estimated nominal capacity of refining 50,000 tpy of finished nickel, and associated copper and cobalt.	2H13	1,208	3,600	Plant under construction. Electromechanical assembly on progress. 54% of physical progress. Total executed capex of US$1.3 billion.
Totten Nickel mine (re-opening) in Sudbury, Ontario, Canada. Estimated nominal capacity of 8,200 tpy	2H13	157	759	Total executed capex of US$358 million.

POTASH MINING AND LOGISTICS

Rio Colorado Investments in a solution mining system, located in Mendoza, Argentina, renovation of railway tracks (440 km), construction of a railway spur (350 km) and a maritime terminal in Bahia Blanca, Argentina. Estimated nominal capacity of 4.3 Mtpy of potash (KCl).	2H14	1,081	5,915	Agreement finalized with the five Argentinean provinces involved in the project. Excavations started. Civil engineering works on progress.

				22% of physical progress. Total executed capex of US$509 million.

ENERGY

Biodiesel Project to produce biodiesel from palm oil. Plantation of 80,000 ha of palm trees. Located in Pará, Brazil. Estimated nominal capacity of 360,000 tpy of biodiesel.	2015	227	633	Planting palm trees. Biodiesel plant’s FEL III expected for July 2013.

Preliminary environmental license (LP) and construction and installation license (LI) issuance expected 2H13.

				Total executed capex of US$286 million.

STEELMAKING

CSP[2] Development of a steel slab plant in partnership with Dongkuk and Posco, located in Ceará, Brazil. Vale holds 50% of the joint venture. Estimated nominal capacity of 3.0 Mtpy.	1H15	563	2,346	Early stage of development. The partnership is developing the FEL III feasibility study.

[1]	as of September 2011

[2]	Expected capex is relative to Vale’s stake in the projects.

Expected output for 2012
ESTIMATED PRODUCTION FOR 2012 — ‘000 metric tons

By mineral	2012
Iron ore	312,000
Pellets	50,000
Coal	16,600
Nickel	300
Copper	340
Potash	650
Phosphate rock	8,000
Challenges in project execution
The execution of capital projects is one of the main challenges for the mining industry. Vale faces some hurdles for the implementation of its portfolio of world-class projects: environmental licensing, human capital constraints, cost pressures and longer lead times.
Environmental licensing has been a major source of risk to project development. Aiming to deal with this challenge we are taking several steps to improve the efficiency in the licensing processes, among which a stronger integration between environmental and project development teams, the development of a Best Practices Guide for Environmental Licensing and the Environment, the assembly of teams of highly- skilled specialists, a closer interaction with environmental regulators and the creation of an Executive Committee to expedite internal decisions.
People are a real source of competitive advantage, and human capital is a critical input to projects and future operations. Vale works to further integrate strategic plan to anticipate demand for skilled labor, as well as investing in initiatives to capacitate technicians, engineers and project implementation professionals.
Vale works to minimize the flipside impacts of the current commodity cycle, which can impact project execution through the lack of contractors with manpower available, price pressures of equipment and services, and longer lead times for equipment delivery. The main mitigation actions include procurement intelligence, the strengthening of long-term relationships with suppliers, the anticipation of purchases and the diversification of the suppliers’ base. So far, these actions dealt successfully with the pressures, and procurement lead times have not impacted the execution of the project pipeline.
In the context of the reorganization of management structure, a division headed by an Executive Director fully focused on project implementation was created. We are adopting a more disciplined approach to project development using the tested FEL (Front-End Loading) methodology, with clear approval gates between the stages of development before the appraisal by the Board of Directors.
Alongside the project development process, we are adopting an integrated risk assessment framework, which anticipates potential issues and allows for mitigations plans. This risk analysis was already applied in the majority of projects under construction and feasibility study.
Methodological rigor promotes higher quality of estimates, transparency and predictability in project development as well as ensures compliance with environmental regulations and health and safety requirements, and minimizes impacts on the communities.
Despite our efforts, risk elimination is not possible. As a consequence, our estimates of projects’ expected capital expenditures and estimated start-up dates might be revised going forward.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 28, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations